CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
August 3, 2022	August 3, 2022

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 and 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2022	2021	2022	2021

Revenues	6	$159,443	$154,073	$316,281	$254,595
Mine operating costs
Cost of sales	7	113,619	95,782	224,832	152,843
Depletion, depreciation and amortization		34,212	28,868	64,768	44,213
		147,831	124,650	289,600	197,056

Mine operating earnings		11,612	29,423	26,681	57,539

General and administrative expenses	8	9,380	6,901	19,662	13,862
Share-based payments		2,986	2,768	7,808	6,362
Mine holding costs	9	2,430	2,359	5,595	6,227
Reversal of impairment	15	(7,585)	—	(7,585)	—
Acquisition costs	4	—	1,823	—	1,823
Foreign exchange gain (loss)		986	(782)	277	(2,579)
Operating earnings		3,415	16,354	924	31,844
Investment and other (loss) income	10	(3,918)	4,329	(1,286)	1,179
Finance costs	11	(4,835)	(4,127)	(9,425)	(7,900)
(Loss) earnings before income taxes		(5,338)	16,556	(9,787)	25,123

Income taxes
Current income tax expense		25,450	10,325	36,942	18,862
Deferred income tax expense (recovery)		53,262	(9,368)	30,036	(11,193)
		78,712	957	66,978	7,669

Net (loss) earnings for the period		($84,050)	$15,599	($76,765)	$17,454

(Loss) earnings per common share
Basic	12	($0.32)	$0.06	($0.29)	$0.08
Diluted	12	($0.32)	$0.06	($0.29)	$0.07

Weighted average shares outstanding
Basic	12	262,680,950	242,781,479	261,447,267	232,718,998
Diluted	12	262,680,950	245,837,994	261,447,267	235,856,369

Approved and authorized by the Board of Directors for issuance on August 3, 2022

Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 and 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2022	2021	2022	2021

Net (loss) earnings for the period		($84,050)	$15,599	($76,765)	$17,454

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net earnings:
Unrealized (loss) gain on fair value of investments in marketable securities, net of tax	14(b)	(9,421)	(410)	(8,106)	(5,136)
Realized gain (loss) on investments in marketable securities, net of tax	14(b)	248	(605)	482	(1,256)
Other comprehensive loss		(9,173)	(1,015)	(7,624)	(6,392)

Total comprehensive (loss) income		($93,223)	$14,584	($84,389)	$11,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 and 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2022	2021	2022	2021
Operating Activities
Net (loss) earnings for the period		($84,050)	$15,599	($76,765)	$17,454
Adjustments for:
Depletion, depreciation and amortization		34,623	29,275	65,580	45,080
Share-based payments		2,986	2,768	7,808	6,362
Income tax expense		78,712	957	66,978	7,669
Finance costs	11	4,835	4,127	9,425	7,900
Acquisition costs	4	—	1,823	—	1,823
Loss on assets held-for-sale	10	—	—	—	2,081
Loss (gain) from marketable securities and silver futures derivatives		3,303	(4,100)	961	(2,811)
Reversal of Impairment	15	(7,585)	—	(7,585)	—
Unrealized foreign exchange loss (gain)		181	743	1,931	(3,237)
Operating cash flows before working capital and taxes		33,005	51,192	68,333	82,321
Net change in non-cash working capital items	25	(17,426)	(21,012)	(44,265)	(34,778)
Income taxes paid		(28,832)	(46,712)	(56,305)	(56,644)
Cash used in operating activities		(13,253)	(16,532)	(32,237)	(9,101)

Investing Activities
Restricted cash acquired on the acquisition of Jerritt Canyon	4	—	30,000	—	30,000
Expenditures on mining interests		(49,319)	(34,013)	(81,347)	(67,429)
Acquisition of property, plant and equipment		(18,148)	(7,153)	(24,444)	(17,959)
Deposits paid for acquisition of non-current assets		(839)	(1,999)	(4,879)	(4,291)
Jerritt Canyon acquisition costs, net of cash acquired	4	—	(798)	—	(798)
Other	25	1,257	653	3,842	903
Cash used in investing activities		(67,049)	(13,310)	(106,828)	(59,574)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	23(a)	17,341	49,068	30,580	49,068
Proceeds from exercise of stock options		1,108	8,901	3,293	13,264
Repayment of lease liabilities	22	(2,978)	(2,198)	(5,998)	(3,526)
Finance costs paid		(436)	(673)	(688)	(2,432)
Dividends declared and paid	23(g)	(3,634)	(1,132)	(3,634)	(1,132)
Cash provided by financing activities		11,401	53,966	23,553	55,242

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(1,508)	1,301	(22)	1,964
(Decrease) increase in cash and cash equivalents		(68,901)	24,124	(115,512)	(13,433)
Cash and cash equivalents, beginning of the period		192,801	201,684	237,926	238,578
Cash and cash equivalent reclassified as held for sale		(4,671)	—	(4,671)	—
Cash and cash equivalents, end of period		$117,721	$227,109	$117,721	$227,109

Supplemental cash flow information	25

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2022 AND DECEMBER 31, 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents		$117,721	$237,926
Restricted cash	19	44,131	12,570
Trade and other receivables		6,573	7,729
Value added taxes receivable	24	30,539	46,531
Inventories	13	66,612	60,613
Other financial assets	14	15,953	26,486
Prepaid expenses and other		11,641	5,352
Assets held-for-sale	15	43,087	—
Total current assets		336,257	397,207

Non-current assets
Mining interests	16	1,065,918	1,048,530
Property, plant and equipment	17	455,228	449,237
Right-of-use assets	18	28,425	29,225
Deposits on non-current assets		10,406	10,949
Non-current restricted cash	19	97,488	115,012
Non-current value added taxes receivable	24(c)	7,902	572
Deferred tax assets		33,131	74,257
Total assets		$2,034,755	$2,124,989

Liabilities and Equity

Current liabilities
Trade and other payables	20	$101,665	$120,666
Unearned revenue	6	5,867	12,226
Current portion of debt facilities	21	605	125
Current portion of lease liabilities	22	12,393	11,825
Liabilities relating to assets held-for-sale	15	8,163	—
Income taxes payable		7,738	27,980
Total current liabilities		136,431	172,822

Non-current liabilities
Debt facilities	21	185,394	181,108
Lease liabilities	22	27,475	28,036
Decommissioning liabilities		155,499	153,607
Other liabilities		6,716	5,797
Non-current income taxes payable		23,682	21,812
Deferred tax liabilities		135,292	150,836
Total liabilities		$670,489	$714,018

Equity
Share capital		1,696,259	1,659,781
Equity reserves		96,159	98,943
Accumulated deficit		(428,152)	(347,753)
Total equity		$1,364,266	$1,410,971
Total liabilities and equity		$2,034,755	$2,124,989

Commitments (Note 16; Contingencies (Note 26); Subsequent event (Note 27)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2020	221,965,011	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236
Net earnings for the period	—	—	—	—	—	—	17,454	17,454
Other comprehensive loss	—	—	—	(6,392)	—	(6,392)	—	(6,392)
Total comprehensive income	—	—	—	(6,392)	—	(6,392)	17,454	11,062
Share-based payments	—	—	7,113	—	—	7,113	—	7,113
Shares issued for:
Acquisition of Jerritt Canyon (Note 4)	26,719,727	416,561	23,150	—	—	23,150	—	439,711
Exercise of stock options (Note 23(b))	1,507,564	18,606	(5,342)	—	—	(5,342)	—	13,264
Acquisition of Springpole Silver Stream (Note 16(d))	287,300	3,750	—	—	—	—	—	3,750
Sprott Private Placement (Note 4)	1,705,514	26,589	—	—	—	—	—	26,589
Prospectus offerings (Note 23(a))	3,000,000	49,068	—	—	—	—	—	49,068
Settlement of restricted share units (Note 23(c))	32,850	431	(456)	—	—	(456)	—	(25)
Dividend declared and paid (Note 23(g))	—	—	—	—	—	—	(1,132)	(1,132)
Balance at June 30, 2021	255,217,966	$1,602,144	$99,885	$1,021	$19,164	$120,070	($322,578)	$1,399,636

Balance at December 31, 2021	260,050,658	$1,659,781	$101,385	($6,387)	$3,945	$98,943	($347,753)	$1,410,971
Net loss for the period	—	—	—	—	—	—	(76,765)	(76,765)
Other comprehensive loss	—	—	—	(7,624)	—	(7,624)	—	(7,624)
Total comprehensive loss	—	—	—	(7,624)	—	(7,624)	(76,765)	(84,389)
Share-based payments	—	—	7,710	—	—	7,710	—	7,710
Shares issued for:
Prospectus offerings (Note 23(a))	2,318,497	30,580	—	—	—	—	—	30,580
Exercise of stock options (Note 23(b))	401,498	4,823	(1,530)	—	—	(1,530)	—	3,293
Settlement of restricted share units (Note 23(c) and 23(e))	82,515	1,075	(1,340)	—	—	(1,340)	—	(265)
Dividend declared (Note 23(g))	—	—	—	—	—	—	(3,634)	(3,634)
Balance at June 30, 2022	262,853,168	$1,696,259	$106,225	($14,011)	$3,945	$96,159	($428,152)	$1,364,266

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines, three mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine and the Jerritt Canyon Gold Mine in Nevada, USA (see Note 4). In addition, the Company owns four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine and several exploration stage projects. As at June 30, 2022 the La Guitarra mine was classified as an asset held-for-sale (Note 15).

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2021 except as outlined in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2021 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Assets and liabilities held-for-sale:
Accounting Policy:
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Assets and liabilities held-for-sale (continued)
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements:
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

New and amended IFRS standards that are effective for the current year:
Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments were applied effective January 1, 2022 and did not have a material impact on the Company's consolidated financial statements.

Provisions, Contingent Liabilities and Contingent Assets (Amendment to IAS 37)
The amendments clarify that the cost of fulfilling a contract when assessing whether a contract is onerous comprise both the incremental costs and an allocation of other costs that relate directly to fulfilling the contract. The amendments apply to contracts existing at the date when the amendments are first applied. On adoption of this amendment, there was no impact to the Company's consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2022:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2022 (continued)

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF JERRITT CANYON CANADA LTD.
Description of the Transaction
On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares") and five million common share purchase warrants (the "Consideration Warrants"), each exercisable for one common share of the Company at a price of $20 per share for a period of three years from the date of acquisition on April 30, 2021 (the “Acquisition Date”). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax ("Triggered Tax") due by Jerritt Canyon Canada as a result of a reorganization completed prior to the acquisition of the Jerritt Canyon Gold Mine. Pursuant to the Acquisition Agreement, the Purchase Price is increased to the extent the Triggered Tax is less than $60 million (“Triggered Tax Adjustment”) and decreased to the extent the working capital (the “Working Capital Adjustment”) of Jerritt Canyon is less than zero. The amount of such tax liability was $45.2 million and has been paid from the Escrowed Funds. As of April 30, 2021, Jerritt Canyon had a preliminary negative working capital of $2.8 million. The parties have agreed to settle the Triggered Tax Adjustment by releasing the Escrow funds of $12.6 million to Sprott Mining and have agreed to settle the Working Capital Adjustment to $nil. These funds were released to Sprott Mining during the three months ended June 30, 2022.

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd. The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world class mining jurisdiction to the Company's portfolio.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Acquisition Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the April 30, 2021 opening share price of common shares, the total consideration of the Jerritt Canyon acquisition is $478.9 million. The Company began consolidating the operating results, cash flows and net assets of Jerritt Canyon from April 30, 2021 onwards.
The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. The Company has completed a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired using income, market, and cost valuation methods with the assistance of an independent third party. As of the date of the audited annual consolidated financial statements, the allocation of purchase price with respect to the fair value increment of assets acquired and liabilities assumed was updated to reflect new information obtained which existed at the Acquisition Date.

The fair value of assets acquired, and liabilities assumed are subject to change for up to one year from the Acquisition Date. The Company has finalized its full and detailed assessment of the fair value of the net assets of Jerritt Canyon acquired. As stated above, the Triggered Tax Adjustment and the Working Capital Adjustment, as well as any consequential impact on the deferred tax liabilities, were finalized at March 31, 2022. There were no changes to management's assessment of the fair value at the Acquisition Date that was reported at December 31, 2021. Consequently, the final allocation of the purchase price consideration did not result in material adjustments to the amounts shown in the audited consolidated financial statements for the year ended December 31, 2021.

4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $478.9 million on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Triggered Tax Adjustment	12,570
Total consideration	$478,870

(1)Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2)The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method at the Jerritt Canyon Acquisition Date, using the following assumptions:

Stock price (as of opening on April 30, 2021)	$15.59
Exercise price of Consideration Warrants	$20.00
Term (years)	3
Volatility	55%
Annual rate of quarterly dividends	0%
Discount rate - bond equivalent yield	0.5%
Total fair value of warrants	$23,150

4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Consideration and Purchase Price Allocation (continued)

The following table summarizes the preliminary and revised purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the acquisition date:

Allocation of Purchase Price
	Preliminary as reported June 30, 2021	Adjustments	As reported December 31, 2021
Cash and cash equivalents	$1,025	$—	$1,025
Inventories	19,304	—	19,304
Trade and other receivables	135	(63)	72
Other financial assets	3,581	—	3,581
Prepaid expenses	1,662	62	1,724
Restricted cash(1)	96,985	—	96,985
Mining interest	409,930	22,729	432,659
Property, plant and equipment	224,034	(48,307)	175,727
Deposit on non-current assets	128	—	128
Trade and other payables	(27,159)	3,974	(23,185)
Lease liabilities(3)	(2,194)	—	(2,194)
Income taxes payable	(47,185)	1,866	(45,319)
Contingent environmental provision(2)	(17,900)	17,900	—
Decommissioning liabilities(2)	(87,705)	16,570	(71,135)
Deferred tax liabilities	(98,186)	(12,316)	(110,502)
Net assets acquired	$476,455	$2,415	$478,870
(1) Restricted cash includes $30.0 million proceeds from the issuance of Private Placement Shares which were deposited into the Escrowed Funds and $67.0 million in non-current environmental reclamation bonds.
(2) Decommissioning liabilities include funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment costs at Jerritt Canyon, which were previously reported as a contingent environmental provision.
3) Lease liabilities are defined per Note 22.
The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future gold prices, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the acquisition date. The discounted future cash flow models used a 5.1% discount rate based on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Short-term and long-term gold price	$1,750
Discount rate	5.1%
Mine life (years)	11
Average gold grade over life of mine	6.0 g/t
Average gold recovery rate	86%
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions within the industry on a dollar per square kilometres basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $298,524 per square kilometre for a total of $92.0 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the six months ended June 30, 2022, the Company's significant reporting segments includes its three operating mines in Mexico, the Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 16), debt facilities (Note 21), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2022 and 2021		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2022	$54,255	$33,532	$11,445	$9,278	$14,356
	2021	70,692	34,330	11,536	24,826	15,502
Santa Elena	2022	49,334	27,911	6,902	14,521	16,390
	2021	28,260	19,021	4,397	4,842	17,216
La Encantada	2022	21,317	11,702	2,341	7,274	2,739
	2021	23,119	11,777	2,062	9,280	2,825
Non-producing Properties	2022	—	—	104	(104)	183
	2021	—	(17)	112	(95)	236
United States
Jerritt Canyon	2022	36,252	41,743	12,827	(18,318)	26,859
	2021	34,856	31,713	10,299	(7,156)	8,114
Others	2022	2,570	1,428	593	549	9,521
	2021	2,521	1,587	462	472	14,374
Intercompany elimination	2022	(4,285)	(2,697)	—	(1,588)	—
	2021	(5,375)	(2,629)	—	(2,746)	—
Consolidated	2022	$159,443	$113,619	$34,212	$11,612	$70,049
	2021	$154,073	$95,782	$28,868	$29,423	$58,267

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION (continued)

Six Months Ended June 30, 2022 and 2021		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2022	$116,196	$64,835	$22,321	$29,040	$27,259
	2021	132,481	65,653	21,340	45,488	29,984
Santa Elena	2022	92,218	52,215	12,312	27,691	26,510
	2021	50,443	36,906	7,509	6,028	31,550
La Encantada	2022	36,830	21,731	4,112	10,987	4,938
	2021	42,821	21,820	3,895	17,106	5,554
Non-producing Properties	2022	—	—	208	(208)	412
	2021	—	—	235	(235)	1,168
United States
Jerritt Canyon	2022	73,284	87,354	24,422	(38,492)	42,978
	2021	34,856	31,713	10,299	(7,156)	8,114
Others(1)	2022	6,922	3,857	1,393	1,672	14,876
	2021	7,314	3,307	935	3,072	26,957
Intercompany elimination	2022	(9,169)	(5,160)	—	(4,009)	—
	2021	(13,320)	(6,556)	—	(6,764)	—
Consolidated	2022	$316,281	$224,832	$64,768	$26,681	$116,974
	2021	$254,595	$152,843	$44,213	$57,539	$103,327
(1) The "Others" segment includes revenues of $6.9 million from coins and bullion sales of 248,698 silver ounces at an average price of $27.83 per ounce.

During the six months ended June 30, 2022, the Company had three (June 30, 2021 - three) customers that accounted for 99% (2021 - 100%) of its sales revenue, with one major metal broker accounting for 94% of total revenue (2021 - 91%).

At June 30, 2022 and December 31, 2021		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2022	$216,189	$35,688	$100,177	$352,054	$457,293	$66,774
	2021	213,526	29,186	105,473	348,185	495,479	119,764
Santa Elena	2022	104,604	37,663	67,630	209,897	277,487	75,160
	2021	97,271	31,067	64,843	193,181	257,244	66,795
La Encantada	2022	27,075	3,844	22,798	53,717	107,571	33,413
	2021	25,827	4,640	20,680	51,147	114,634	35,245
Non-producing Properties	2022	84,223	33,280	25,706	143,209	227,521	35,237
	2021	106,215	38,752	27,180	172,147	215,725	31,760
United States
Jerritt Canyon	2022	401,938	86,279	169,511	657,728	753,136	246,369
	2021	362,811	104,431	172,857	640,099	733,725	233,484
Others	2022	—	35,134	69,406	104,540	211,747	213,536
	2021	—	34,804	58,204	93,008	308,182	226,970
Consolidated	2022	$834,029	$231,889	$455,228	$1,521,145	$2,034,755	$670,489
	2021	$805,649	$242,881	$449,237	$1,497,767	$2,124,989	$714,018

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021
Gross revenue from payable metals:
Silver	$62,090	39%	$85,911	55%	$124,245	39%	$158,763	62%
Gold	98,009	61%	68,949	45%	193,337	61%	97,287	38%
Gross revenue	160,099	100%	154,860	100%	317,582	100%	256,050	100%
Less: smelting and refining costs	(656)		(787)		(1,301)		(1,455)
Revenues	$159,443		$154,073		$316,281		$254,595

As at June 30, 2022, the Company had $5.9 million of unearned revenue (December 31, 2021 - $12.2 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three and six months ended June 30, 2022, the Company delivered 864 and 1,484 ounces (2021 - 1,669 and 2,870 ounces), respectively, of gold to Sandstorm at an average price of $473 and $471 per ounce (2021 - $468 and $466 per ounce), respectively.

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. For the three and six months ended June 30, 2022, the Company has incurred $1.3 million and $2.6 million (2021 - $nil) in NSR from the production of Ermitaño.

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at June 30, 2022 was 70:1.

During the three and six months ended June 30, 2022, the Company delivered 10,633 and 20,703 ounces (2021 - 11,214 and 21,487 ounces) of gold, respectively, to WPMI at $624 and $621 (2021 - $618 and $615) per ounce, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Consumables and materials	$26,277	$17,264	$51,907	$28,040
Labour costs	51,528	51,204	110,608	84,051
Energy	13,768	12,624	26,093	21,256
Other costs(1)	11,950	5,611	18,859	8,651
Production costs	$103,523	$86,703	$207,467	$141,998
Transportation and other selling costs	915	727	1,284	1,389
Workers participation costs	4,531	2,696	7,241	6,363
Environmental duties and royalties	2,878	1,068	5,647	1,641
Finished goods inventory changes	(1,345)	4,301	76	1,165
Other (2)	3,117	287	3,117	287
Cost of Sales	$113,619	$95,782	$224,832	$152,843
(1) Other costs include insurance, stockpile and work-in-process inventory changes, as well as services.
(2) Other includes $3.1 million in costs that were incurred as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Corporate administration	$2,457	$1,947	$4,295	$3,431
Salaries and benefits	3,510	3,164	9,186	6,260
Audit, legal and professional fees	2,593	1,012	4,635	2,668
Filing and listing fees	188	156	314	244
Directors fees and expenses	221	215	420	392
Depreciation	411	407	812	867
	$9,380	$6,901	$19,662	$13,862

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

9. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
La Parrilla	$546	$717	$1,615	$1,750
Del Toro	580	794	1,226	1,763
San Martin	993	321	1,586	1,340
La Guitarra(1)	311	527	1,168	1,375
	$2,430	$2,359	$5,595	$6,227
(1) On May 24, 2022, there was an announcement for the proposed sale of the La Guitarra mine (Note 15), upon which the mine was classified as an asset held-for-sale ("AHFS").

10. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gain from investment in silver futures derivatives	$—	$593	$2,888	$593
(Loss) gain from investment in marketable securities (Note 14(a))	(3,303)	3,567	(3,849)	2,278
Loss on write-down of assets held-for-sale(1)	—	—	—	(2,081)
Interest income and other	(615)	169	(325)	389
	($3,918)	$4,329	($1,286)	$1,179
(1) In March 2021, the Company entered into an agreement with Condor Gold PLC ("Condor") to sell its AG Mill equipment for gross proceeds of $6.5 million, including $3.5 million in cash and $3.0 million in common shares of Condor. During the six months ended June 30, 2021, recognized a loss of $2.1 million, being the difference between the proceeds of disposal and the carrying amount of the project's net assets, as loss on write-down of assets held-for-sale.

11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Debt facilities(1) (Note 21)	$2,507	$2,541	$4,889	$5,211
Accretion of decommissioning liabilities	1,510	927	3,016	1,567
Lease liabilities (Note 22)	506	500	1,041	871
Silver sales and other	312	159	479	251
	$4,835	$4,127	$9,425	$7,900
(1) During the three and six month periods ended June 30, 2022, finance costs for debt facilities include non-cash accretion expense of $2.3 million (2021- $1.7 million) and $4.4 million (2021 - $3.4 million), respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
12. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended June 30, 2022 and 2021 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss) earnings for the periods	($84,050)	$15,599	($76,765)	$17,454

Weighted average number of shares on issue - basic	262,680,950	242,781,479	261,447,267	232,718,998
Impact of effect on dilutive securities:
Stock options	—	2,316,272	—	2,397,128
Restricted, performance and deferred share units	—	740,243	—	740,243
Weighted average number of shares on issue - diluted(1)	262,680,950	245,837,994	261,447,267	235,856,369

(Loss) earnings per share - basic	($0.32)	$0.06	($0.29)	$0.08
(Loss) earnings per share - basic and diluted	($0.32)	$0.06	($0.29)	$0.07
(1)For the six months ended June 30, 2022, diluted weighted average number of shares excluded 4,272,575 (2021 - 1,231,523) options, 5,000,000 (2021 - 5,000,000) warrants, 1,293,862 restricted and performance share units (2021 - nil), nil (2021 - 16,327,598) common shares issuable under the 2018 convertible debentures (Note 21(a)) and 13,888,895 common shares issuable under the 2021 convertible debentures (2021- nil) (Note 21(a)) that were anti-dilutive.

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	June 30, 2022	December 31, 2021
Finished goods - doré	$5,694	$3,735
Work-in-process	8,335	6,409
Stockpile	5,295	9,015
Silver coins and bullion	12,810	10,790
Materials and supplies	34,478	30,664
	$66,612	$60,613

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2022, mineral inventories, which consist of stockpile, work-in-process and finished goods includes a $1.9 million write down (December 2021 - $7.5 million) which was recognized in cost of sales during the quarter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. OTHER FINANCIAL ASSETS

As at June 30, 2022, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	June 30, 2022	December 31, 2021
FVTPL marketable securities (a)	$7,436	$10,851
FVTOCI marketable securities (b)	8,517	15,635
Total other financial assets	$15,953	$26,486

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss in marketable securities designated as FVTPL for the three and six months ended June 30, 2022 was $3.3 million (2021- gain of $3.6 million) and $3.8 million (2021 - gain of $2.3 million), respectively, and were recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and six months ended June 30,2022 was a loss of $9.2 million (2021 - loss of $1.0 million) and $7.6 million (2021 - loss of $6.4 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

15. ASSETS HELD-FOR-SALE

On May 24, 2022, the Company announced that it entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra") silver mine in Mexico for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre shares at a deemed price of $0.51 per share. The closing of the transaction requires that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale. Upon closing, First Majestic will also be granted a 2% net smelter royalty return ("NSR") on all mineral production from the La Guitarra concessions, with the NSR subject to a 1% buy-back option for $2 million. The transaction is expected to close in the second half of 2022. At June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its fair value less cost of disposal ("FVLCD"), based on the expected proceeds from the sale. As a result, the Company has recorded a reversal of impairment loss related to the La Guitarra assets of $7.6 million based on the recoverable amount implied by the share purchase agreement.

During the quarter ended June 30, 2022, out of the impairment reversal of $7.6 million related to La Guitarra, $5.8 million was allocated to depletable mining interest, $1.6 million was allocated to non-depletable mining interest with the remaining $0.3 million allocated to property, plant and equipment, resulting in an impairment reversal of $5.0 million, net of a $2.7 million adjustment to the deferred tax liability. The recoverable amount of La Guitarra, being its FVLCD, was $34.9 million based on the expected proceeds from the sale.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. ASSETS HELD-FOR-SALE (continued)

The components of assets and liabilities held for sale relating to La Guitarra are as follows:

As at June 30, 2022

Assets:
Cash and cash equivalents	$4,670
Trade and other receivables	1,446
Inventory	444
Prepaid expenses and other	46
Current assets	6,606

Non-Current Assets:
Mineral Interests - depletable	27,836
Mineral Interests - non-depletable	7,423
Property, plant and equipment	1,179
Right of use assets	18
Deposits on long-term assets	25
Total assets held-for-sale	$43,087

Liabilities:
Trade payables and accrued liabilities	$134
Current portion of lease obligations	9
Current Liabilities	143

Non-Current Liabilities:
Deferred tax liabilities	5,243
Lease obligations	17
Decommissioning liabilities	2,760
Total liabilities relating to assets held-for-sale	$8,163

Net assets held for sale	$34,924

The La Guitarra mine is presented in the non-producing properties reportable segment (Note 5, 16 and 17 ).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2022	December 31, 2021
Depletable properties	$834,029	$805,649
Non-depletable properties (exploration and evaluation costs, exploration potential)	231,889	242,881
	$1,065,918	$1,048,530

Depletable properties are allocated as follows

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2020	$250,093	$73,292	$118,312	$—	$497,191	$938,888
Additions	34,894	16,150	2,546	16,618	—	70,208
Acquisition of Jerritt Canyon (Note 4)	—	—	—	340,652	—	340,652
Change in decommissioning liabilities	1,209	2,177	584	28,799	(2,622)	30,147
Transfer from non-depletable properties	—	34,302	1,293	—	—	35,595
At December 31, 2021	$286,196	$125,921	$122,735	$386,069	$494,569	$1,415,490
Additions	17,385	13,355	1,274	23,743	—	55,757
Reclassification to asset held-for-sale (Note 15)	—	—	—	—	(110,341)	(110,341)
Transfer from non-depletable properties	—	—	2,098	30,503	—	32,601
At June 30, 2022	$303,582	$139,276	$126,107	$440,315	$384,227	$1,393,507
Accumulated depletion, amortization and impairment reversal
At December 31, 2020	($45,502)	($20,400)	($92,447)	$—	($388,354)	($546,703)
Depletion and amortization	(27,169)	(8,250)	(4,461)	(23,258)	—	(63,138)
At December 31, 2021	($72,671)	($28,650)	($96,908)	($23,258)	($388,354)	($609,841)
Depletion and amortization	(14,722)	(6,023)	(2,124)	(15,118)	—	(37,987)
Reversal of impairment (Note 15)	—	—	—	—	5,845	5,845
Reclassification to asset held-for-sale(Note 15)	—	—	—	—	82,505	82,505
At June 30, 2022	($87,393)	($34,673)	($99,032)	($38,376)	($300,004)	($559,478)

Carrying values
At December 31, 2021	$213,526	$97,271	$25,827	$362,811	$106,215	$805,649
At June 30, 2022	$216,189	$104,604	$27,075	$401,938	$84,223	$834,029
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. The net book value of La Guitarra classified as an asset held-for-sale is $27.8 million.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Jerritt Canyon(c)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(d)	Total
At December 31, 2020	$17,179	$33,951	$2,955	$—	$37,004	$22,099	$4,356	$117,545
Exploration and evaluation expenditures	12,007	31,418	2,978	12,424	1,748	985	7,500	69,060
Change in decommissioning liabilities	—	—	—	—	—	(136)	—	(136)
Acquisition of Jerritt Canyon (Note 4)	—	—	—	92,007	—	—	—	92,007
Transfer to depletable properties	—	(34,302)	(1,293)	—	—	—	—	(35,595)
At December 31, 2021	$29,186	$31,067	$4,640	$104,431	$38,752	$22,948	$11,856	$242,881
Exploration and evaluation expenditures	6,502	6,596	1,302	12,351	386	330	—	27,468
Reversal of impairment (Note 15)	—	—	—	—	1,564	—	—	1,564
Reclassification to asset held-for-sale (Note 15)	—	—	—	—	(7,423)	—	—	(7,423)
Transfer to depletable properties	—	—	(2,098)	(30,503)	—	—	—	(32,601)
At June 30, 2022	$35,688	$37,663	$3,844	$86,279	$33,279	$23,278	$11,856	$231,889
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. The net book value of La Guitarra classified as an asset held-for-sale is $7.4 million.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

(a)San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at June 30, 2022 was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. During the three and six months ended June 30, 2022, the Company has incurred $1.3 million and $2.6 million (2021 - $nil) in NSR from the production of Ermitaño.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS (continued)

(c) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.5% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

As at June 30, 2022, total NSR royalty accrual outstanding was $0.4 million (2021 -$nil).

(d) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at June 30, 2022, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.
First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)(3)	Other	Total
Cost
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273
Additions	34	2,974	77,151	341	80,500
Acquisition of Jerritt Canyon (Note 4)	32,992	137,219	4,337	1,179	175,727
Transfers and disposals	12,602	15,645	(46,706)	3,412	(15,047)
At December 31, 2021	$244,957	$624,462	$90,451	$33,583	$993,453
Additions	—	1,991	31,497	260	33,748
Reclassification to asset held-for-sale (Note 15)	(8,246)	(16,158)	(24)	(912)	(25,340)
Transfers and disposals	16,570	8,925	(30,415)	3,642	(1,278)
At June 30, 2022	$253,281	$619,220	$91,509	$36,573	$1,000,583

Accumulated depreciation, amortization and impairment reversal
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)
Depreciation and amortization	(13,923)	(33,137)	—	(2,899)	(49,959)
Transfers and disposals	—	1,637	—	240	1,877
Loss on disposal of equipment	—	—	—	(2,081)	(2,081)
At December 31, 2021	($147,079)	($374,879)	$—	($22,258)	($544,216)
Depreciation and amortization	(5,780)	(19,198)	—	(1,693)	(26,671)
Impairment reversal (Note 15)	252	—	—	—	252
Reclassification to asset held-for-sale (Note 15)	7,725	15,672	—	764	24,161
Transfers and disposals	—	1,081	—	38	1,119
At June 30, 2022	($144,882)	($377,324)	$—	($23,149)	($545,355)

Carrying values
At December 31, 2021	$97,878	$249,583	$90,451	$11,325	$449,237
At June 30, 2022	$108,399	$241,896	$91,509	$13,424	$455,228

(1) Included in land and buildings is $11.2 million (2021 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, the Santa Elena dual circuit project, plant improvements, other mine infrastructures and equipment overhauls.
(3) Transfers and disposals in construction in progress includes the sale of the AG mill and certain mill equipment to Condor Gold PLC and Capstone Mining Corp. as disclosed in Note 10.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2020	$146,728	$97,331	$143,510	$—	$293,761	$70,943	$752,273
Additions	9,484	19,885	5,831	17,366	229	27,705	80,500
Acquisition of Jerritt Canyon (Note 4)	—	—	—	175,727	—	—	175,727
Transfers and disposals	2,316	5,381	1,377	(8)	(8,184)	(15,929)	(15,047)
At December 31, 2021	$158,528	$122,597	$150,718	$193,085	$285,806	$82,719	$993,453
Additions(2)	3,372	6,559	2,362	6,884	26	14,545	33,748
Reclassification to asset held-for-sale (Note 15)	—	—	—	—	(25,340)	—	(25,340)
Transfers and disposals	(252)	456	1,532	424	(1,411)	(2,027)	(1,278)
At June 30, 2022	$161,648	$129,612	$154,612	$200,393	$259,081	$95,237	$1,000,583

Accumulated depreciation, amortization and impairment
At December 31, 2020	($34,623)	($48,086)	($126,955)	$—	($263,873)	($20,516)	($494,053)
Depreciation and amortization	(17,801)	(6,997)	(2,259)	(20,228)	(266)	(2,408)	(49,959)
Transfers and disposals	(631)	(2,671)	(824)	—	5,513	490	1,877
Write-down on assets held-for-sale	—	—	—	—	—	(2,081)	(2,081)
At December 31, 2021	($53,055)	($57,754)	($130,038)	($20,228)	($258,626)	($24,515)	($544,216)
Depreciation and amortization	(8,575)	(4,782)	(1,151)	(10,654)	(116)	(1,393)	(26,671)
Impairment reversal (Note 15)	—	—	—	—	252	—	252
Reclassification to asset held-for-sale (Note 15)	—	—	—	—	24,161	—	24,161
Transfers and disposals	159	554	(625)	—	954	77	1,119
At June 30, 2022	($61,471)	($61,982)	($131,814)	($30,882)	($233,375)	($25,831)	($545,355)

Carrying values
At December 31, 2021	$105,473	$64,843	$20,680	$172,857	$27,180	$58,204	$449,237
At June 30, 2022	$100,177	$67,630	$22,798	$169,511	$25,706	$69,406	$455,228

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

18. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. RIGHT-OF-USE ASSETS (continued)

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2020	$8,087	$6,234	$8	$14,330
Additions	1,294	17,560	—	18,854
Remeasurements	363	1,668	—	2,031
Depreciation and amortization	(1,325)	(4,520)	(7)	(5,851)
Disposals	(117)	(23)	—	(139)
At December 31, 2021	$8,302	$20,921	$2	$29,225
Additions	1,519	609	14	2,142
Remeasurements	759	88	(2)	845
Depreciation and amortization	(732)	(3,034)	(2)	(3,768)
Transfer to asset held-for-sale(Note 15)	(19)	—	—	(19)
At June 30, 2022	$9,830	$18,583	$12	$28,425

19. RESTRICTED CASH

Restricted cash is comprised of the following:

	June 30, 2022	December 31, 2021
Nevada Division of Environmental Protection bond(1)	$39,132	$—
Collateral for bond(1)	5,000	—
Escrowed Funds for the acquisition of Jerritt Canyon	—	12,570
Current Restricted Cash	44,131	12,570

Nevada Division of Environmental Protection bond(1)	595	39,727
Chartis Commutation Account(2)	27,279	27,275
SAT Primero tax dispute(3)	69,614	48,010
Non-Current Restricted Cash	97,488	115,012

Total Restricted Cash	$141,619	$127,582

1.Current Restricted Cash includes $39.1 million related to the cash bonds held with the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service (“USFS”) which were replaced with surety bonds to fund ongoing reclamation and mine closure obligations. As part of this agreement, the Company made a $5 million collateral payment, of which subsequent to June 30th, was replaced by a letter of credit. The NDEP and USFS have provided correspondence confirming that the funds will be returned to the Company in the third quarter of 2022 therefore, the total of $44.1 million, has been re-classified to current restricted cash at June 30, 2022. Upon receipt of these funds from the NDEP and USFS, the total current restricted cash balance of $44.1 million will be reclassified to cash and cash equivalents.
2.The Company owns an environmental risk transfer program (the "ERTP") for Jerritt Canyon from American Insurance Group ("AIG"). As part of the ERTP, $27.3 million is on deposit in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company can elect to extinguish all rights under the policy, which would release AIG from reclamation cost and financial assurance liabilities, and substitute with replacement bonds. AIG would pay Jerritt Canyon the remaining balance in the Commutation Account.
3.In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") in relation to the advanced pricing agreement (Note 26), the tax authority has frozen a PEM bank account with funds of $69.6 million (1,391 million MXN) as a guarantee against certain disputed tax assessments. This balance consists of Value Added Tax ("VAT") refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and has challenged it through the relevant legal channels.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2022	December 31, 2021
Trade payables	$31,430	$41,827
Trade related accruals	39,930	30,621
Payroll and related benefits	20,247	28,162
Estimated Triggered Tax Adjustment and Working Capital Adjustment payable, net (Note 4)	—	12,570
NSR royalty liabilities (Notes 16(b)(c))	2,864	1,147
Environmental duty and net mineral sales proceeds tax	1,837	3,281
Other accrued liabilities	5,357	3,058
	$101,665	$120,666

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES

The movement in debt facilities during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2020	$142,825	$9,883	$152,708
Gross proceeds from debt financing	$230,000	$—	$230,000
Portion allocated to equity reserves from debt financing	(42,340)	—	(42,340)
Finance costs
Interest expense	2,846	537	3,383
Accretion	6,809	349	7,158
Proceeds from drawdown of revolving credit facility	—	30,000	30,000
Repayments of principal	(125,576)	(40,000)	(165,576)
Conversion of senior convertible notes to common shares	(23,230)	—	(23,230)
Transaction costs	(7,224)	(101)	(7,325)
Payments of finance costs	(2,932)	(612)	(3,544)
Balance at December 31, 2021	$181,178	$56	$181,234
Finance costs
Interest expense	398	209	607
Accretion	4,282	—	4,282
Payments of finance costs	—	(124)	(124)
Balance at June 30, 2022	$185,858	$141	$185,999

Statements of Financial Position Presentation
Current portion of debt facilities	$69	$56	$125
Non-current portion of debt facilities	181,108	—	181,108
Balance at December 31, 2021	$181,178	$56	$181,234
Current portion of debt facilities	$464	$141	$605
Non-current portion of debt facilities	185,394	—	185,394
Balance at June 30, 2022	$185,858	$141	$185,999

(a)Convertible Debentures
2021 Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

A portion of the Notes proceeds received were used to redeem 125,231 of the 2018 Senior Convertible Notes ("Existing Notes") for total costs of $164.9 million. The total proceeds were allocated to the carrying value of the debt by $118.9 million and $41.8 million to equity reserves of these Existing Notes, resulting with a loss on the settlement of debt of $4.6 million. 24,219 of the remaining Existing Notes were converted to common shares by note holders at an adjusted conversion rate of 106.0528 common shares per $1,000 face value note, where $23.2 million were allocated to the carrying value of the debt and $4.1 million were transferred to share capital from equity reserves. Finally, 6,950 of the remaining notes were settled at par value with a payment in cash of $6.95 million; the cash paid was allocated to the carrying value of the debt by $6.6 million and $0.2 million to equity reserves. At December 31, 2021, the Existing Notes have been fully settled, with a remaining carrying value of $nil.

(b)     Revolving Credit Facility

On March 31, 2022, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Toronto Dominion Bank ("syndicate") by extending the maturity date from November 30, 2022 to March 31, 2025 and increasing the credit limit from $50.0 million to $100.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at June 30, 2022, the applicable rates were 2.3% and 0.5625% per annum, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at June 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.

22. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)

The movement in lease liabilities during the periods ended June 30, 2022 and December 31, 2021 are comprised of the following:

	Finance Leases	Operating Leases(a)	Equipment Financing(b)	Total
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Acquisition of Jerritt Canyon (Note 4)	2,194	—	—	2,194
Additions	4,001	18,854	—	22,855
Remeasurements	—	2,031	—	2,031
Disposals	—	(150)	—	(150)
Finance costs	89	1,915	9	2,013
Repayments of principal	(942)	(7,824)	(521)	(9,287)
Payments of finance costs	(89)	—	(13)	(102)
Foreign exchange gain	—	(268)	—	(268)
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Additions	1,810	2,142	—	3,952
Remeasurements	—	845	—	845
Finance costs	85	956	—	1,041
Repayments of principal	(1,209)	(4,725)	(64)	(5,998)
Payments of finance costs	(85)	—	—	(85)
Foreign exchange loss	—	252	—	252
Balance at June 30, 2022	$5,854	$34,014	$—	$39,868
Statements of Financial Position Presentation
Current portion of lease liabilities	$2,165	$9,596	$64	$11,825
Non-current portion of lease liabilities	3,088	24,948	—	28,036
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Current portion of lease liabilities	$2,406	$9,987	$—	$12,393
Non-current portion of lease liabilities	3,448	24,027	—	27,475
Balance at June 30, 2022	$5,854	$34,014	$—	$39,868

(a) Operating leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 2.5% to 11.20% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)
(b) Equipment financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As of June 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.
As at June 30, 2022, the net book value of property, plant and equipment includes $nil (December 31, 2021 - $2.0 million) equipment pledged as security for the equipment financing.

23. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	2,318,497	$30,580	3,000,000	49,068
	2,318,497	$30,580	3,000,000	49,068

(1) In May 2021, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the six months ended June 30, 2022, the Company sold 2,318,497 (2021 - 3,000,000) common shares of the Company under the ATM program at an average price of $13.53 (2021 - $16.87) for gross proceeds of $31.4 million (2021 - $50.6 million), or net proceeds of $30.6 million (2021 - $49.1 million) after costs. At June 30, 2022, the Company completed $100 million of the ATM program.
(b)Stock options
On May 26, 2022, a new Long-Term Incentive Plan was adopted ("LTIP"). Under the terms of the Company’s LTIP, the maximum number of shares reserved for issuance under the LTIP is 6% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)

(b)Stock options (continued)

The following table summarizes information about stock options outstanding as at June 30, 2022:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	1,984,920	8.62	6.37	1,774,295	8.60	6.28
10.01 - 15.00	2,519,921	13.77	8.87	680,547	13.70	7.79
15.01 - 20.00	1,386,152	16.37	8.27	510,716	16.12	7.44
20.01 - 250.00	641,625	21.47	8.91	159,555	21.47	8.91
	6,532,618	13.51	7.99	3,125,113	11.60	6.93

The movements in stock options issued during the six months ended June 30, 2022 and year ended December 31, 2021 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2022		December 31, 2021
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	5,638,383	13.29	7,074,092	12.07
Granted	1,765,000	14.14	1,400,000	18.98
Exercised	(401,498)	10.38	(2,502,234)	10.87
Cancelled or expired	(469,267)	15.89	(333,475)	29.45
Balance, end of the period	6,532,618	13.51	5,638,383	13.29
During the six months ended June 30, 2022, the aggregate fair value of stock options granted was $9.2 million (2021 - $9.9 million), or a weighted average fair value of $5.22 per stock option granted (2021 - $7.04).

During the six months ended June 30, 2022, total share-based payments expense related to stock options was $4.8 million (2021 - $8.8 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2022	December 31, 2021
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.60	1.04
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.93	5.93
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	1.64%	0.10%

The weighted average closing share price at date of exercise for the six months ended June 30, 2022 was CAD$13.51 (December 31, 2021 - CAD$13.29).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(c) Restricted Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the six months ended June 30, 2022 and the year ended December 31, 2021:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	400,549	16.77	184,483	15.66
Granted	494,006	13.21	312,991	17.19
Settled	(92,330)	16.45	(69,504)	15.79
Forfeited	(48,272)	15.18	(27,421)	16.56
Outstanding, end of the period	753,953	14.58	400,549	16.77

During the six months ended June 30, 2022, total share-based payments expense related to RSU's was $1.8 million (December 31, 2021 - $1.9 million).

(d) Performance Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the six months ended June 30, 2022 and the year ended December 31, 2021:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	275,516	16.58	109,035	15.62
Granted	264,221	13.25	184,050	17.15
Forfeited	(50,429)	15.74	(17,569)	16.56
Outstanding, end of the period	489,308	14.87	275,516	16.58

During the six months ended June 30, 2022, total share-based payments expense related to PSU's was $0.7 million (year ended December 31, 2021 - $1.2 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(e)     Deferred Share Units
The Company adopted the 2019 Long-Term Incentive Plan ("2019 LTIP") to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"), in addition to options, RSU's and PSU's. Unless otherwise stated, the DSU awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's under the 2019 LTIP in equity.

On March 23, 2022, a new DSU plan was adopted ("2022 DSU Plan"). All DSU's issued under the 2022 DSU Plan will be settled in cash. There were two grants made during the six months ended June 30, 2022 resulting with a total expense of $0.1 million.

The following table summarizes the changes in DSU's granted to directors for the six months ended June 30, 2022 and the year ended December 31, 2021:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	25,185	18.31	—	—
Granted	37,312	14.07	31,040	18.08
Settled	(11,896)	15.55	(5,855)	17.08
Outstanding, end of the period	50,601	15.83	25,185	18.31

During the six months ended June 30, 2022, total share-based payments expense related to DSU's was $0.4 million (year ended December 31, 2021 - $0.4 million).

(f)     Share Repurchase Program and Share Cancellation
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the six months ended June 30, 2022 or during the year ended December 31, 2021 (Note 27).

During the year ended December 31, 2021, the Company cancelled 6,913 shares pursuant to section 4.4 of the plan of arrangement between Primero Mining Corp. ("Primero") and the Company with an effective date of May 10, 2018 that states that any former shareholder of Primero who does not surrender their shares on the third anniversary of the effective date would cease the right to any of the Company's shares and as such would automatically be cancelled.

(g)     Dividends
The Company declared the following dividends during the six months ended June 30, 2022:

Declaration Date	Record Date	Dividend per Common Share
March 10, 2022	March 21, 2022	$0.0079
May 12, 2022	May 25, 2022	$0.0060
August 4, 2022(1)	August 16, 2022	$0.0061
(1) These    dividends    were declared subsequent to the period end and have not been recognized as distributions to owners    during the period     presented.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2022 and year ended December 31, 2021.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2022			December 31, 2021
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 14)	$15,953	$14,303	$1,650	$26,486	$22,531	$3,955

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

During the period ended June 30, 2022, an impairment reversal was recorded for the La Guitarra mine, bringing the carrying value of the asset up to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of this fair value is categorized as Level 1 as it is based on the selling price in the market (Note 15).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	June 30, 2022	December 31, 2021
Equity	$1,364,266	$1,410,971
Debt facilities	185,999	181,233
Lease liabilities	39,868	39,861
Less: cash and cash equivalents	(117,721)	(237,926)
	$1,472,412	$1,394,139

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at June 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2022, VAT receivable was $38.4 million (December 31, 2021 - $47.1 million), of which $22.1 million (December 31, 2021 - $22.2 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $14.1 million (December 31, 2021 - $22.0 million) relates to PEM. The SAT commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2022 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$101,665	$101,665	$101,665	$—	$—	$—
Debt facilities	185,999	235,500	1,425	2,709	231,366	—
Lease liabilities	39,868	43,318	12,380	21,795	8,080	1,063
Other liabilities	6,716	6,716	—	—	—	6,716
	$334,248	$387,199	$115,470	$24,504	$239,446	$7,779

At June 30, 2022, the Company had working capital of $199.8 million (December 31, 2021 – $224.4 million). Total available liquidity at June 30, 2022 was $299.8 million, including $100.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2022
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$45,830	$4	$—	$4,308	($2,119)	$—	$48,023	$4,802
Mexican peso	15,050	69,506	34,761	—	(45,291)	20,000	94,026	9,403
	$60,880	$69,510	$34,761	$4,308	($47,410)	$20,000	$142,049	$14,205

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three and six months ended June 30, 2022, the Company had an unrealized gain of $0.5 million (2021 - $nil) on fair value adjustments to its foreign currency derivatives. As at June 30, 2022, the Company holds $20 million in foreign currency derivatives (2021 - $nil).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2022
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,522	$515	$3,037
	$2,522	$515	$3,037

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2022, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2022, a change of 100 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Other adjustments to investing activities:
Purchase of marketable securities	$—	($1,703)	($1,419)	($1,703)
Proceeds from disposal of marketable securities	1,623	1,823	2,739	2,073
Cash (paid) received on settlement of derivatives	(366)	533	2,522	533
	$1,257	$653	$3,842	$903
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$3,783	($5,074)	$1,134	($4,583)
Decrease (increase) in value added taxes receivable	126	(11,746)	7,216	(20,096)
(Increase) decrease in inventories	(1,576)	2,741	(3,953)	(415)
(Increase) decrease in prepaid expenses and other	(2,101)	288	(6,338)	(1,813)
Increase (decrease) in income taxes payable	450	(8,326)	442	(8,034)
Increase (decrease) in trade and other payables	(20,441)	1,105	(28,732)	163
Decrease (increase) in restricted cash (Note 19(b))	2,333	—	(14,034)	—
	($17,426)	($21,012)	($44,265)	($34,778)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSU's	$493	$326	1,340	456
Transfer of share-based payments reserve upon exercise of options	505	3,559	1,530	5,342
Acquisition of mining interests	—	—	—	(3,750)
Assets acquired by finance lease	—	—	(1,810)	—
	$998	$3,885	$1,060	$468,348
As at June 30, 2022, cash and cash equivalents include $1.8 million (December 31, 2021 - $6.4 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

(b) Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell to WPMI all the silver produced from the San Dimas mine, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1%.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received on October 4, 2012, an Advance Pricing Agreement (“APA”) from the SAT for taxation years 2010 to 2014. The APA confirmed that the PEM Realized Price could be used as Primero’s basis for calculating taxes owed by PEM for the silver sold under the Old Stream Agreement. The purpose of the APA was to have SAT provide tax certainty and as a result Primero and PEM made significant investments in Mexico based on that certainty.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim did not identify any alternative basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $246.0 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $136.2 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include determining revenue on the sale based on the silver spot market price, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals breach international obligations regarding double taxation treaties, and also that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings against the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in Note 19 of the condensed interim consolidated financial statements.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which remain unresolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”). The Company believes that the actions of the SAT are neither fair nor equitable, are discriminatory against the Company as a foreign investor, amount to a denial of justice under international law, and furthermore violate various provisions of the Federal Constitution of the United Mexican States, Mexican domestic law, and Mexican court precedents.

On May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent commenced a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts. However, due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal. Mexico is required to respond to the Claimant’s Memorial by November 24, 2022.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
26. CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)
If the SAT were to be successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver pursuant to the Old Stream Agreement for 2010 through 2014. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $244.7 million (4,703 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2013 for corporate income tax in the amount of $4.4 million (88.4 million MXN) and $14.1 million (282 million MXN), respectively including interest, inflation and penalties.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) Corporación First Majestic Back-to-Back Loans

During the quarter, following the completion of a tax audit, a conclusive agreement with the SAT was signed by Corporación First Majestic S.A. de C.V. (“CFM”) through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM made a one time payment of approximately $21.3 million in the period which has been recognized as a current tax expense during the period. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of $54 million.
27. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend
On August 3, 2022, the Company's board of directors approved the declaration of its quarterly common share dividend of $0.0061 per share, payable on or after August 31, 2022, to common shareholders of record at the close of business on August 16, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period ended June 30, 2022.

At-the-Market Distributions ("ATM") Programs
In July 2022, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. SUBSEQUENT EVENTS (continued)

Share Repurchase Program

The Company previously announced that it has received regulatory consent to extend its share repurchase program pursuant to a normal course issuer bid in the open market over the next 12 months. Pursuant to the Share Repurchase, the Company has the ability to repurchase up to 10,000,000 common shares of the Company. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled. The Company believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times the purchase of common shares would be in the best interests of the Company. Such purchases are expected to benefit all remaining shareholders by increasing their proportionate equity interest in the Company. Subsequent to quarter end, the Company repurchased 100,000 common shares at an average price of CDN $8.52 per share as part of the Share Repurchase Program.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 41